
07008254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10942 North Crestline Road
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Miller (262) 242-1511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

PROCESSED
OCT 1 1 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
160
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Financial Corporation, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title


JOAN M.
MILLER
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007


SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH. D.C.
160
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Miller Financial Corp.

We have audited the accompanying statement of financial condition of Miller Financial Corp. as of June 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Financial Corp. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 3, 2007

MILLER FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash	$ 509
Securities owned, at market value	17,826
Furniture and equipment (at cost), less accumulated depreciation of $16,150	-0-
TOTAL ASSETS	$ 18,335

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Bank loan	$ 504
SHAREHOLDERS' EQUITY	
Common stock, no par value; 2,800 shares authorized, 100 shares issued and outstanding	$ 1,000
Additional paid-in capital	42,811
Retained earnings (deficit)	(25,980)
Total Shareholders' Equity	$ 17,831
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,335

The accompanying notes are an integral part of this financial statement.

MILLER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on April 27, 1983. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Depreciation - Depreciation of furniture and equipment is computed on a straight-line basis using estimated useful lives of five and seven years.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2007 the Company's net capital and required net capital were $14,711 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 3 - SECURITIES OWNED

Securities owned consist entirely of equity securities stated at market value.

NOTE 4 - RELATED PARTIES

The Company rents its office space from a shareholder of the Company on a month-to-month basis. Rent expense paid to this shareholder was $13,500 for the year ended June 30, 2007.

Through common ownership the Company is affiliated with Total Realty, LLC and Total Remodeling and Restoration, LLC.

NOTE 5 - BANK LOAN

The bank loan is set to expire December 1, 2007 and bears an annual interest rate of 20.99%. The Company is required to make minimum monthly payments for principal and interest of $67.72. The balance of this note at June 30, 2007 was $504.

NOTE 6 - CONTIGENCY

On August 14, 2007, the Company was named as a co-defendant in a state action filed by a former customer. The action states a number of claims including conversion, fraud and other allegations. The plaintiff seeks unspecified compensatory and punitive damages from the defendants relating to the claims. The Company management believes that this claim is without merit and will continue a vigorous defense regarding this matter. Legal counsel is not able to form an opinion regarding the likelihood of an adverse decision or to estimate the amount or range of potential loss, if any.

END